FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the second quarter 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on June 30, 2005, announcing the Company's Second Quarter and cumulative 2005 results

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet and the consolidated statements of income, changes in shareholders' equity and cash flows of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of June 30, 2005 and 2004, and for the three-month and six-month periods then ended, stated in Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company's management.

2. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) as of June 30, 2004 and 2005, and for the three-month and six-month periods then ended, have been reviewed by other auditors whose limited review report dated July 21, 2004 and April 19, 2005, respectively, has been furnished to us. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amount to approximately S/1,350.6 million as of June 30, 2005 (S/1,134.5 million as of June,30, 2004) and to S/293.2 million for the six-month period then ended (S/269.2 million for the six-month period ended June 30, 2004).

3. We conducted our limited review in accordance with applicable auditing standards in Peru for limited reviews. A limited review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L., which we have obtained and read, we are not aware of any material modification that should be made to the interim consolidated financial statements referred to above for them to be in conformity with generally acccepted accounting principles in Peru.

5. Additionally, we have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. Our report dated February 18, 2005 expressed an unqualified opinion on those consolidated financial statements.

6. Effective January 1, 2005 with the purpose of improving the presentation of its financial statements, the subsidiary El Brocal modified its accounting policy regarding the recording of stripping cost. See Note 7.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

July 19, 2005

Compañía de Minas Buenaventura S.A.A. y subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 (audited) and June 30, 2005 (unaudited)
	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)

Assets

Current assets

Cash and cash equivalents	3	614,862	228,023	70,075

Investment funds	4	86,971	49,328	15,159

Trade accounts receivable		97,061	111,009	34,115

Other accounts receivable, net		12,223	11,205	3,443

Accounts receivable from affiliates	13(a)	46,078	39,118	12,022

Inventories, net	5	69,353	81,382	25,010

Current portion of prepaid tax and expenses		40,471	51,233	15,745
		_________	_________	_________
Total current assets		967,019	571,298	175,569

Long - term accounts receivable		4,574	5,110	1,570

Prepaid tax and expenses		14,059	15,083	4,635

Investments in shares	6	1,531,372	2,284,019	701,911

Property, plant and equipment, net		452,214	439,340	135,015

Development costs, net		143,258	154,043	47,340

Deferred stripping costs		56,056	-	-

Mining concessions and goodwill, net		157,544	144,898	44,529

Deferred income tax and workers' profit sharing asset, net	12(a)	245,299	310,916	95,549
		_________	_________	_________

Total assets		3,571,395	3,924,707	1,206,118
		_________	_________	_________

	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)
Liabilities and shareholders' equity, net
Current liabilities
Overdrafts and bank loans	8	13,150	65,264	20,057
Trade accounts payable		61,188	47,376	14,559
Other current liabilities		142,696	139,044	42,730
Derivative instruments	14(a)	70,927	41,254	12,678
Current portion of long-term debt	9	36,332	19,208	5,903
Deferred income from sale of future production	14(b)	74,937	104,884	32,232
		_________	_________	_________
Total current liabilities		399,230	417,030	128,159

Other long-term liabilities		74,030	65,270	20,059
Derivative instruments	14(a)	267,852	93,984	28,883
Long-term debt	9	15,031	9,453	2,905
Deferred income from sale of future production	14(b)	568,772	607,444	205,115
		_________	_________	_________
Total liabilities		1,324,915	1,253,181	385,121
		_________	_________	_________
Minority interest		66,347	45,948	14,119
		_________	_________	_________
Shareholders' equity, net	10
Capital stock, net of treasury shares of S/49,659,000 in 2004 and 2005		596,755	596,755	183,391
Investment shares, net of treasury shares of S/66,000 in 2004 and 2005		1,683	1,683	518
Additional paid-in capital		610,659	610,659	187,664
Legal reserve		129,276	129,276	39,728
Other reserves		923	923	284
Retained earnings		734,070	1,134,908	348,773
Cumulative translation loss		(148,513)	(158,643)	(48,753)
Cumulative unrealized gain on investments in shares carried at fair value		256,331	310,128	95,307
Deferred income from sale of future production of subsidiary		(1,051)	(111)	(34)
		_________	_________	_________
Total shareholders' equity, net		2,180,133	2,,625,578	806,878
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,571,395	3,924,707	1,206,118
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month and six-month periods ended June 30, 2004 and 2005
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	_____________________________			_____________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating revenues
Net sales	232,051	232,031	71,306	437,379	451,657	138,801
Realized revenue from sale of future production, note 14(b)	17,939	23,603	7,254	32,137	41,681	12,809
Royalties income, note 13 (b)	25,870	31,053	9,543	60,298	63,924	19,645
	__________	__________	__________	__________	__________	__________
Total revenues	275,860	286,687	88,103	529,814	557,262	171,255
	__________	__________	__________	__________	__________	__________
Costs of operation
Operating costs	86,602	89,749	27,581	169,441	174,754	53,704
Exploration and development costs in operational mining sites	28,227	33,721	10,363	52,161	62,389	19,173
Amortization and depreciation	15,047	16,948	5,208	26,757	31,338	9,631
	__________	__________	__________	__________	__________	__________
Total costs of operation	129,876	140,418	43,152	248,359	268,481	82,508
	__________	__________	__________	__________	__________	__________
Gross margin	145,984	146,269	44,951	281,455	288,781	88,747
	__________	__________	__________	__________	__________	__________
Operating expenses
Exploration costs in non-operational mining sites	20,746	21,332	6,556	31,065	40,791	12,536
General and administrative	17,597	17,937	5,512	38,619	39,757	12,218
Royalties to third parties	6,698	7,114	2,186	11,233	13,159	4,044
Selling	3,632	3,558	1,093	8,753	7,174	2,205
Amortization of mining concessions and goodwill	3,041	3,817	1,173	6,083	7,635	2,346
Royalties to Peruvian Government	-	2,138	658	-	3,692	1,135
	__________	__________	__________	__________	__________	__________
Total operating expenses	51,714	55,896	17,178	95,753	112,208	34,484
	__________	__________	__________	__________	__________	__________
Operating income	94,270	90,373	27,773	185,702	176,573	54,263
	__________	__________	__________	__________	__________	__________
Other income (expenses), net
Share in affiliated companies, net, note 6(b)	94,359	130,272	40,034	265,271	288,414	88,634
Dividends note 6 (e)	-	43,892	13,489	4,780	43,892	13,489
Gain (loss) from change in the fair value of derivative instruments note 14(a)	91,474	(4,380)	(1,346)	53,574	11,441	3,516
Interest income	1,939	4,802	1,476	4,845	8,736	2,685
Loss from exposure to inflation	(9,428)	-	-	(14,346)	-	-
Exchange difference gain (loss)	-	578	178	-	(2,079)	(639)
Interest expense	(7,107)	(1,807)	(555)	(8,957)	(2,941)	(904)
Other, net	(5,674)	(3,325)	(1,023)	(11,560)	(8,816)	(2,709)
	__________	__________	__________	__________	__________	__________
Total other income (expenses), net	165,563	170,032	52,253	293,607	338,647	104,072
	__________	__________	__________	__________	__________	__________
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	_____________________________			_____________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Income before workers' profit sharing, income tax, minority interest and cumulative effect of change in accounting basis	259,833	260,405	80,026	479,309	515,220	158,335
Workers' profit sharing, note 12(b)	(3,522)	8,094	2,487	(7,401)	1,762	541
Income tax, note 12(b)	(16,154)	19,225	5,908	(38,811)	(11,502)	(3,535)
	__________	__________	__________	__________	__________	__________
Income before minority interest and cumulative effect of change in accounting basis	240,157	287,724	88,421	433,097	505,480	155,341
Minority interest	(10,520)	(8,546)	(2,626)	(26,404)	(19,838)	(6,096)
	__________	__________	__________	__________	__________	__________
Income before cumulative effect of change in accounting basis	229,637	279,178	85,795	406,693	485,642	149,245

Cumulative effect of change in accounting basis, note 7	-	(10,416)	(3,201)	-	(10,416)	(3,201)
	__________	__________	__________	__________	__________	__________
Net income	229,637	268,762	82,594	406,693	475,226	146,044
	_________	_________	_________	_________	_________	_________

Basic and diluted earnings pershare before cumulative effect of change in accounting basis, stated in Peruvian Nuevos Soles and U.S. dollars, Note 15	1.80	2.19	0.67	3.20	3.82	1.17
Cumulative effect due of change in accounting basis, note 7	-	(0.08)	(0.02)	-	(0.08)	(0.02)
	__________	__________	__________	__________	__________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	1.80	2.11	0.65	3.20	3.74	1.15
	__________	__________	__________	__________	__________	__________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. y subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the three-month and six-month periods ended June 30, 2004 and 2005
	Capital stock, net of treasury shares		Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Deferred income from sale of future production of subsidiary	Total
	__________________________
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2004	126,879,832	596,755	1,683	610,659	99,286	-	217,880	(29,395)	209,130	(6,343)	-	1,699,655
Declared and paid dividends, note 10(e)	-	-	-	-	-	-	(71,689)	-	-	-	-	(71,869)
Loss in the fair value of investments in Sociedad Minera Cerro Verde S.A. shares, note 6(d)	-	-	-	-	-	-	-	-	(15,745)	-	-	(15,745)
Gain in the fair value of derivative instruments classified as hedging instruments held by subsidiary El Brocal, note 14(a)	-	-	-	-	-	-	-	-	-	2,683	-	2,683
Transfer to legal reserve	-	-	-	-	(29,990)	-	(29,990)	-	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A, note 6(f) and 10(f)	-	-	-	-	-	-	-	(52,253)	-	-	-	(52,253)
Net income	-	-	-	-		-	406,693	-	-	-	-	406,693
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of June 30 2004	126,879,832	596,755	1,683	610,659	129,276	-	522,714	(81,648)	193,385	(3,660)		1,969,164
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of January 1st, 2005	126,879,832	596,755	1,683	610,659	129,276	923	734,070	(148,513)	256,331	-	(1,051)	2,180,133
Declared and paid dividends, note 10(e)	-	-	-	-	-	-	(74,388)	-	-	-	-	(74,388)
Gain in the fair value of investments in Sociedad Minera Cerro Verde S.A. shares, note 6(d)	-	-	-	-	-	-	-	-	53,797	-	-	53,797
Realized revenue from sale of future production of subsidiary El Brocal	-	-	-	-	-	-	-	-	-	-	940	940
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A, note 6(f) and 10(f)	-	-	-	-	-	-	-	(10,130)	-	-	-	(10,130)
Net income	-	-	-	-	-	-	475,226	-	-	-	-	475,226
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of June 30, 2005	126,879,832	596,755	1,683	610,659	129,276	923	1,134,908	(158,643)	310,128	-	(111)	2,625,578
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month and six-month periods ended June 30, 2004 and 2005
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	______________________________			______________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating activities
Collection from customers	203,693	191,905	58,975	424,146	437,709	134,514
Collection of dividends	91,760	86,503	26,584	189,035	129,180	39,699
Collection of royalties	35,609	34,255	10,527	64,290	70,505	21,667
Collection of interest	795	4,222	1,297	3,701	7,883	2,423
Payments to suppliers and third parties	(108,171)	(112,642)	(34,616)	(199,389)	(220,666)	(67,814)
Payments to employees	(28,262)	(42,725)	(13,130)	(61,676)	(84,702)	(26,030)
Payments of exploration expenditures	(34,752)	(45,478)	(13,976)	(64,506)	(87,296)	(26,827)
Payments of income tax	(11,299)	(32,237)	(9,907)	(26,087)	(45,844)	(14,089)
Payments of royalties	(7,921)	(15,782)	(4,850)	(13,743)	(22,021)	(6,767)
Payments of interest	(1,941)	(1,807)	(556)	(3,488)	(2,941)	(904)
	_________	_________	_________	_________	_________	_________
Net cash provided by operating activities	139,511	66,214	20,348	312,283	181,807	55,872
	_________	_________	_________	_________	_________	_________
Investing activities
Decrease (increase) of investment fund	(34,735)	4,053	1,246	(37,735)	38,869	11,945
Decrease on time deposits in local currency	-	6,930	2,130	-	13,860	4,259
Proceeds from sale of plant and equipment	144	1,372	422	1,063	1,372	422
Payments by purchase of investments in shares	-	(504,040)	(154,899)	(1,263)	(504,040)	(154,899)
Development expenditures	(20,949)	(14,992)	(4,607)	(30,879)	(25,090)	(7,710)
Purchase of plant and equipment	(21,246)	(13,519)	(4,155)	(36,368)	(21,574)	(6,630)
Payments from derivative instruments settled, net	(6,518)	(5,907)	(1,815)	(53,146)	(13,207)	(4,059)
Proceeds from sale of investment in shares	330	-	-	330	-	-
Increase of account receivable from affiliate	(2,616)	-	-	(5,320)	-	-
	_________	_________	_________	_________	_________	_________
Net cash used in investing activities	(85,590)	(526,103)	(161,678)	(160,318	(509,810)	(156,672)
	_________	_________	_________	_________	_________	_________
Financing activities
Increase (decrease) of bank loans, net	(2,664)	53,747	16,517	(822)	52,114	16,015
Payments of long-term debt	(12,712)	(10,363)	(3,185)	(28,701)	(22,702)	(6,977)
Payments of dividends	(71,863)	(74,388)	(22,860)	(71,863)	(74,388)	(22,860)
	_________	_________	_________	_________	_________	_________
Net cash used in financing activities	(87,239)	(31,004)	(9,528)	(101,386)	(44,976)	(13,822)
	_________	_________	_________	_________	_________	_________
Net increase (decrease) in cash during the period	(33,318)	(490,893)	(150,858)	50,579	(372,979)	(114,622)
Cash and cash equivalents at beginning of period	482,466	708,521	217,738	398,569	590,607	181,502
	_________	_________	_________	_________	_________	_________
Cash and cash equivalents at period-end	449,148	217,628	66,880	449,148	217,628	66,880
	_________	_________	_________	_________	_________	_________

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	_______________________________			_______________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Reconciliation of net income to net cash provided by operating activities
Net income	229,637	268,762	82,594	406,693	475,226	146,044
Add (deduct)
Amortization and depreciation	14,041	16,933	5,204	26,187	31,869	9,794
Minority interest	10,520	8,546	2,626	26,404	19,838	6,096
Amortization of development costs in operating mining unit	15,043	9,590	2,947	19,329	15,586	4,790
Cumulative effect of change in accounting basis	-	10,416	3,201	-	10,416	3,201
Amortization of mining concessions and goodwill	3,041	3,817	1,173	6,803	7,635	2,346
Development costs write-off	-	2,382	732	-	2,382	732
Exchange difference loss (gain)	-	(578)	(178)	-	2,079	639
Present value of allowance for mining site closing	1,884	974	300	2,890	1,948	599
Net cost of retired plant and equipment	182	209	64	182	641	197
Loss (gain) in the fair value of investment fund	5,165	(1,687)	(518)	5,468	(1,578)	(485)
Loss (gain) from change in the fair value of derivative instruments	(91,474)	4,380	1,346	(53,574)	(11,441)	(3,516)
Realized income from sale of future production	(17,939)	(23,603)	(7,254)	(32,137)	(41,681)	(12,809)
Expenses (income) for deferred income tax and workers' profit sharing expenses	6,290	(52,183)	(16,037)	16,411	(45,443)	(13,966)
Income from share in affiliated companies, net of dividends received	(2,598)	(87,661)	(26,939)	(81,106)	(203,126)	(62,423)
Loss from exposure to inflation	9,428	-	-	14,346	-	-
Income from sale of investment shares	(51)	-	-	(51)	-	-
Others	-	(6,286)	(1,932)	-	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(26,909)	(42,261)	(12,987)	(6,285)	(7,695)	(2,365)
Inventories	1,674	(6,070)	(1,865)	(1,996)	(8,514)	(2,616)
Prepaid tax and expenses	(4,711)	(37,332)	(11,473)	(13,537)	(68,146)	(20,942)
Increase of operating liabilities -
Trade accounts payable and other liabilities	(13,712)	(2,134)	(656)	(23,024)	1,811	556
	________	________	________	________	________	________
Net cash provided by operating activities	139,511	66,214	20,348	312,283	181,807	55,872
	________	________	________	________	________	________
Transaction which do not affect cash flow
Liabilities transfer of derivative instruments to deferred income from sale of future production	-	172,540	53,024	-	172,540	53,024
	________	________	________	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements (unaudited)

As of June 30, 2004 and 2005

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the accounting records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"). Until December 31, 2004, these financial statements were maintained in nominal Peruvian currency and adjusted to reflect changes In the National Wholesale Price Level Index (IPM). According to such index, prices increased 4.8 percent during the three-month period ended June 30, 2004.

Effective year 2005, through Resolution No.031-2004-EF/93.01 enacted on May 18, 2004, the Peruvian Accounting Standards Board suspended the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 have been considered as initial balances as of January 1, 2005.

For comparative purposes, figures presented in the consolidated financial statements for the three-month and six-month periods ended June 30, 2004 have been inflation adjusted to reflect the change in the National Wholesale Price Index (IPM) as of December 31, 2004.

(b) The criteria and accounting basis by Management in the accompanying interim consolidated financial statements preparation, which should be read together with the 2004 consolidated audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements. Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly, actual results may differ from those presented in this report.

(c) With the purpose of improving the presentation of the consolidated statement of income, the Company has made the following reclassifications in the three-month and six-month periods ended June 30, 2004:

- The amortization of mining concessions and goodwill of S/3,041,000 and S/6,083,000 for the three-month and six-month periods ended June 30, 2004, respectively, which used to be presented as other income (expenses), are currently presented as an operating expense.

- The revenue from sale of future production by S/17,939,000 and S/32,137,000 for the three-month and six-month periods ended June 30, 2004, respectively, which used to be presented as other income (expenses), have been reclassified to revenues from operation.

(d) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	________________________________________________
	December 31, 2004		June 30, 2005
	_______________________		_______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of dore bars and concentrates.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Provides electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.90	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Minera La Zanja S.R.L.	53.06	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

Minera Minasnioc S.A.C.	30.00	-	60.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

2. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the reader's convenience, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at June 30, 2005 (S/3.254 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other exchange rate.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31, 2004	As of June 30, 2005
	S/(000)	S/(000)

Cash	2,893	2,018
Demand deposit and saving accounts	108,102	68,214
Time deposits in foreign currency (b)	479,612	147,396
	_________	_________
Cash balances included in the Consolidated Statements of Cash Flows	590,607	217,628
Time deposits in local currency with an original maturity of more than 90 days (c)	24,255	10,395
	_________	_________

	614,862	228,023
	_________	_________

(b) As of June 30, 2005, the Company maintained principally the following time deposits in foreign currency:

- US$32,000,000 with annual interest rates ranging from 2.83% and 3.18%. These deposits have maturities of 23 and 60 days.

- US$13,000,000 with annual interest rates of 3.10%. These deposits have maturities of 60 days.

(c) As of June 30, 2005, these time deposits earn interest rates at an annual rate of 5.7 percent, with maturities of 630 days. With the purpose of hedging the foreign currency exchange risk associated to such, the Company entered into a foreign currency forward contract for US$3,203,000 at exchange of S/3.589 for each U.S. dollar, and stated maturities similar to the time deposits, see note 14.

4. Investment funds

As of June 30, 2005 and December 31, 2004, this caption includes variable investment funds under the administration of Compass Group Sociedad Administradora de Fondos de Inversión S.A. These investments are carried at fair value.

During the first quarter of 2005, the Company eliminated two of its investment funds receiving S/38,896,000 for this.

5. Inventories, net

This item is made up as follows:

	As of December 31, 2004	As of June 30, 2005
	S/(000)	S/(000)

Spare parts and supplies	54,311	55,629
Products in process	17,574	13,661
Finished products	6,975	21,229
	_________	_________
	78,860	90,519

Slow moving and obsolescence supplies reserve	(9,507)	(9,137)
	_________	_________

	69,353	81,382
	_________	_________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

6. Investments in shares

(a) This item is made up as follows:

	Equity ownership		Amount
	__________________________		_________________________
	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004	As of June 30, 2005
	%	%	S/(000)	S/(000)
Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (c), (d) and (e)	9.17	18.214	270,625	829,354
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Other			925	1,846
			_________	_________
			273,757	833,407
			_________	_________

Equity method investments
Minera Yanacocha S.R.L.:	43.65	43.65
Equity share (f)			1,152,188	1,350,593
Mining concession, net (g)			103,866	99,080
			_________	_________
			1,256,054	1,449,673
Other			1,561	939
			_________	_________
			1,257,615	1,450,612
			_________	_________

			1,531,372	2,284,019
			________	________

The amount of equity participation in Minera Yanacocha S.R.L. (hereinafter, "Yanacocha") has been determined from the financial statements as of December 31, 2004 (audited) and June 30, 2005 (unaudited).

(b) The detail of share in affiliated income companies is:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	_____________________________		_____________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	94,076	131,035	264,841	239,037
Other	283	(763)	430	(623)
	_________	_________	_________	_________

	94,359	130,272	265,271	288,414
	_________	_________	_________	_________

Sociedad Minera Cerro Verde S.A.

(c) On March 16, 2005, Buenaventura, the Sumitomo Group, Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprux Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. (hereafter, "Cerro Verde") entered into an agreement whereby, subject to certain closing conditions, Buenaventura agreed to increase its ownership interest in Cerro Verde up to 20 percent and the Sumitomo Group agreed to acquire an ownership interest in Cerro Verde of between 21 and 25 percent.

The shareholders' meeting of Cerro Verde held on April 18, 2005 agreed to increase the capital stock by US$440 million with the purpose of financing a primary sulfide project which investment requires US$ 850 million. This capital increase permitted Buenaventura to increase its participation and incorporate the Sumitomo Group as a new shareholder of Cerro Verde. At the end of the capital increase process, Buenaventura subscribed 42, 925,975 shares through the payment of US$154.8 million, increasing is interest from 9.17 percent to 18.214 percent.

In order to finance part of the amount needed for the capital increase above mentioned, Buenaventura obtained from BBVA Banco Continental a short-term loan of US$12,000,000 (equivalent to S/39,048,000 as of June 30, 2005) at a rate of Libor plus 0.55 percent. This loan was repaid on July 1, 2005.

(c) During the first semester of 2005, the Company recorded an increase in investment by S/53,797,000 and credited the shareholders' equity by the same amount to carry the investment in Cerro Verde to its fair value as of June 30, 2005 (decrease of the investment by S/15,745,000 and debit to the shareholders' equity by the same amount during the first semester of 2004).

(d) During the first semester of 2005, the Company received cash dividends from Cerro Verde by S/43,892,000 (S/4,780,000 during the first semester of 2004). Such dividends are presented in the Dividends caption in the Consolidated Statements of Income.

Minera Yanacocha S.R.L.

(f) The movement of the equity investment in Yanacocha is as follows:

	For the three-month periods ended June 30,		For the six-month periods Ended June 30,
	_____________________________		______________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Yanacocha's equity at beginning of year	2,651,127	2,918,426	2,547,844	2,666,367
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Company's participation in Yanacocha's equity as of January 1st ,	1,157,217	1,273,893	1,112,134	1,163,869
Elimination of intercompany gains (i)	(10,799)	(11,376)	(11,091)	(11,681)
	_________	_________	_________	_________
Balance of investment at beginning of period	1,146,418	1,262,517	1,101,043	1,152,188
Participation in Yanacocha's income	(91,761)	(42,611)	(184,165)	(85,288)
Dividends received, note 6(h)	96,278	133,083	269,244	293,173
Realization of intercompany gains (i)	313	345	606	650
Cumulative translation loss	(16,773)	(2,741)	(52,253)	(10,130)
	_________	_________	_________	_________

Balance at period-end	1,134,475	1,350,593	1,134,745	1,350,593
	_________	_________	_________	_________

(i) Buenaventura is recognizing, as an increase in the share of affiliated companies, the related inter-company gains generated in past years for the sale of long-lived assets, as Yanacocha depreciates and amortizes the acquired assets. For presentation purposes, the inter-company gains, not recognized by the Company, are presented net of the investment of Yanacocha.

The net increase in the participation in the Yanacocha's net income during the first semester of 2005 compared to the first semester of 2004 is mainly due to increased sales of Yanacocha (price and volume), offset by an increase in the cash cost per ounce of gold sold. In addition, this participation is reduced as a consequence of the exchange rate used to convert into Nuevos Soles the participation in the Yanacocha's results, reported in U.S. Dollars (its functional currency): S/3.258 per US$1 for the first semester of 2005 and S/3.475 per US$1 for the first semester of 2004. Following, we present information related to the Yanacocha's result:

Year	Sales	Gold average quotation	Quantity of ounces sold	Cash costs per ounce of gold sold
	US$(000)	US$	(in thousands)	US$

2004	571,777	403	1,418	150
2005	637,934	427	1,495	153

(g) The movement of the amount paid over book value of Yanacocha's shares, is as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	__________________________		__________________________
	2004	2004	2005	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Balance at beginning of period	111,368	101,473	113,862	103,866
Amortization	(2,515)	(2,393)	(5,009)	(4,786)
	_________	_________	_________	_________

Balance at period-end	108,853	99,080	108,853	99,080
	_________	_________	_________	_________

(h) Yanacocha represents the most significant investment of the Company. The Company's share of Yanacocha's income was significant as compared to Buenaventura's net income for the six-month period ended June 30, 2004 and 2005. Presented below is selected information about Yanacocha:

Economic activity

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. As explained in note 1(d) , the legal owner of the mineral rights on the mining concessions exploited by Yanacocha is S.M.R.L. Chaupiloma Dos de Cajamarca.

Summary financial information based on the Yanacocha financial statements

Presented below is certain summary financial information extracted from the Yanacocha's financial statements and adjusted to conform to accounting practices and principles of the Company: For the reader's convenience, the US dollars values, Yanacocha's National currency, have been converted into Peruvian Nuevos Soles at an actual exchange rate of financial statements.

Summary Yanacocha's balance sheets data as of December 31, 2004 (audited) and June 30, 2005 (unaudited):

	2004	2005
	S/(000)	S/(000)

Total assets	3,965,037	4,168,498
Total liabilities	1,301,953	1,052,887
Shareholders' equity	2,663,084	3,115,611

Summary data from the Yanacocha statements of income for the three-month and six-month periods ended June 30, 2005 and 2004 (unaudited), which represent 100 percent of the operations of Yanacocha:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	__________________________		__________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Total revenues	851,706	1,088,889	1,987,633	2,080,552
Operating income	308,347	441,294	838,663	970,407
Net income	221,491	304,981	605,764	671,290

Dividends declared and paid by Yanacocha -

Cash dividends paid by Yanacocha to Condesa were S/42,611,000 and S/85,288,000 for the three-month and six-month periods ended June 30, 2005 (S/91,761,000 and S/184,165,000 for the three-month period and six-month periods ended June 30, 2004).

Legal proceedings

See note 11 for information about Yanacocha's legal processes.

7. Deferred Striping Costs

Until December 31, 2004, with the intent to reasonably match revenues and current production costs, El Brocal was deferring certain costs incurred in the expansion of the Tajo Norte mining site. These costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock to access to the ore body. Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral are deferred when the actual waste material extracted is higher than the estimate; likewise, these costs are amortized when actual waste mineral extraction is lower than the estimate.

Effective January 1, 2005, the subsidiary El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of the inventories produced. El Brocal considers that this accounting treatment improves the presentation of its financial statements.

The cumulative effect of this accounting basis, net of workers' profit sharing, income tax and minority interest, was a loss of S/10,416,000 which is separately presented in the consolidated statements of income. This accounting change had no effect on the consolidated financial statements for the three-month and six-month periods ended June 30, 2004 due to the stripping costs incurred in such periods were treated as in the current period.

8. Bank loans

Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	As of December 31, 2004	As of June 30, 2005
		S/(000)	S/(000)

Compañía de Minas Buenaventura S.A.A., note 6(c)
Banco Continental	3.66%	-	39,048
Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	4.72%	9,521	9,437
Banco de Crédito del Perú	3.93%	-	16,270
Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas - BIF	4.45%	3,283	-
Other subsidiaries		346	509
		________	________

		13,150	65,264
		________	________

As of June 30, 2005 and December 31, 2004, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks. The loans obtained by El Brocal were guaranteed by the related shipments of concentrate inventories. The loan obtained by Inminsur does not have specific guarantees.

9. Long-term debt

(a) Long-term debt, denominated in U.S. dollars, is made up as follows:

Entity	Guarantee	Annual interest rate	Final maturity	As of December 31, 2004	As of June 30, 2005
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura.	4.5%	September 2005	22,981	9,762

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura.	Three-month libor plus 1.2% (3.76% as of December 31, 2005)	April 2005	4,323	-

Sociedad Minera El Brocal S.A.A.
BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flows from collections of two clients.	Three-month libor plus 2.35% (5.84% as of June 30, 2005)	November 2009	12,147	11,075
Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flows from collections of two clients.	Three-month libor plus 3.75% (7.24% as of June 30, 2005)	September 2006	10,533	5,972
Banco de Crédito Leasing	Leased property.	5.00%	June 2007	1,037	1,839
Other				342	13
				_________	_________
				51,363	28,661

Less - Current Portion				(36,332)	(19,208)
				_________	_________

Long - term portion				15,031	9,453
				_________	_________

(b) The long-term debt maturity schedule for the next years is as follows:

Year ended June 30,	Amount
S/(000)

2006	1,739
2007	2,898
2008	2,408
2009	2,408
_________

9,453
_________

(c) The financing contract that El Brocal entered into with BBVA Banco Continental has clauses that require the annual compliance of certain financial indicators. Management of El Brocal expects to comply with these indicators as of December 31, 2005.

10. Shareholders' equity

(a) Capital stock -

As explained in note 2(t) of the consolidated audit report as of December 31, 2004, the nominal value restated by inflation of the treasury shares is presented net from the capital stock. The detail of the capital stock as of June 30, 2005 and December 31, 2004 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	__________	_________	_________	_________

	126,879,832	507,519	82,236	596,755
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/96,634,000.

(b) Investment shares -

As explained in note 2(t) of the consolidated audit report as of December 31, 2004, the nominal value restated by inflation of the investment shares held in treasury is presented net from the investment shares. The detail of the investment shares as of June 30, 2005 and December 31, 2004 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(15,933)	(63)	(3)	(66)
	__________	_________	_________	_________
	356,387	1,426	257	1,683
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/260,000.

(c) Additional paid - in capital -

The additional paid - in capital of the Company includes the following as of June 30, 2005 and December 31, 2004:

- The premium received on the issuance of Series B common shares for S/546,835,000.

- The income from the sale of ADR for S/30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/33,538,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The information about declared dividends as of June 30, 2005 and 2004:

Meeting/Board session	Date	Declared dividends	Dividends per share
		S/	S/
Dividends 2004
Mandatory Annual Shareholders' meeting	March 26, 2004	77,823,000	0.56
		_________
Dividends 2005
Mandatory Annual Shareholders' meeting	March 31, 2005	80,622,000	0.58
		_________

The declared dividends in the consolidated statements of changes in shareholders' equity are presented net of the dividends by S/6,234,000, declared in favor of the subsidiary Condesa during the first quarter of 2005 (S/5,954,000 in the first quarter of 2004). The declared dividends in the first quarter of 2005 were available to the stakeholders on April 2005.

(f) Cumulative translation loss -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) of the consolidated audited report as of December 31, 2004, when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the investment of Buenaventura is disposed of. The translation losses for the six-month period ended June 2004 and 2005 ascends to S/10,130,000 and S/52,253,000 respectively. See note 6 (f)

11. Legal proceedings

Legal processes of Buenaventura

Damages claimed by a French citizen -

In February of 2002, the Company and its subsidiary Compañía Minera Condesa S.A.C. (Condesa), together with Newmont Mining, Newmont Second and certain individual persons, were seeded in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN. In exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintif asseted that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleged violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants filed various motions to dismiss the action; however, rather than responding to these motions for dismissal, the plaintiff filed another demand. The Company and Condesa presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the District Colorado Court issued an opinion and ordered granting defendants motions to dismiss the amended complaint. On February 15, 2004 the defendants appealed the opinion of the judge to the Federal Court of the United States of America - Tenth Circuit (Colorado).

On March 16, 2005 all the involved parts reached to an extrajudicial agreement. As a consequence of this agreement, the demand that was pending of motion at the Federal Court of the United States of America - Tenth Circuit and subsequently dismissed by the District Court, was filed definitively.

Others -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

Legal processes of Yanacocha

Mercury spill in Choropampa -

In June, 2000 a Yanacocha's contractor spilled approximately 11 liters of mercury nearby Choropampa, located at 84.8 kilometers from Yanacocha. As a result of the accident, September 10, 2001, 900 Peruvian citizens sue Yanacocha and other persons involved at the District Court of the state of Colorado, United States of America (hereinafter "the Court"). The plaintiffs demand compensations by the damages originated by this spill. In May 22, 2002 the Court misestimated the demand, which was ratified later in June 30, 2002. The plaintiffs appealed this resolution.

In July 2002, a new demand was presented against Yanacocha and other subsidiaries of Newmont Mining Corporation at the same Court, demanding similar compensations to those of the first demand presented on September 2001. This new demand is in suspense until the appeal of the first one is defined. To this date, Yanacocha considers that it is not possible to predict the final result of these demands and believes that any effect related to them would not be significant to its financial statements.

12. Deferred income tax and workers' profit sharing

(a) The deferred income tax and workers' profit sharing asset mainly includes an effect of S/264,764,000 from the deferred revenue from sale of future production and of S/11,549,000 from the officers' offset allowance (S/217,696,000 and S/11,922,000 as of December 31, 2004 respectively).

(b) The expenses (income) tax and workers' profit sharing expenses presented in the consolidated statements of income for the three-month periods ended June 2004 and 2005, consist of:

	2004	2005
	S/(000)	S/(000)

Workers' profit sharing
Current	3,714	8,449
Deferred	3,687	(10,211)
	________	________

	7,401	(1,762)
	________	________

Income tax
Current	26,087	46,734
Deferred	12,724	(35,232)
	________	________

	38,811	11,502
	________	________

13. Transactions with affiliated companies

(a) As a result of the transactions presented in note 13(b) below, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2004	As of June 30, 2005
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	45,708	38,625
Others	370	493
	_________	_________

	46,078	39,118
	_________	_________

(b) The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month and six-month periods ended June 30, 2005, the royalties earned amounted to S/31,053,000 and S/63,924,000, respectively(S/25,870,000 and S/60,298,000 for the three-month and six-month periods ended June 30, 2004) and are presented as "royalties income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During the three-month period and six-month ended June 30, 2005 Yanacocha paid cash dividends to Condesa of S/42,611,000 and S/85,288,000(S/91,761,000 and S/184,165,000 for the three-month and six-month periods ended June 30, 2004).

Buenaventura Ingenieros S.A. ("Bisa") -

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2005. For the three-month and six-month periods ended June 30, 2005 the revenues related to this service contract amounted to approximately S/5,892,000 and S/7,802,000 (S/2,633,000 and S/4,724,000 for the three-month and six-month periods ended June 30, 2004), presented in the caption "net sales" of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During the three-month and six-month periods ended June 30, 2005, the fees amounted to approximately S/3,150,000 and S/6,302,000 (S/3,394,000 and 6,854,000 for the three-month and six-month periods ended June 30, 2004) and are presented in the caption "net sales" of the consolidated statements of income.

14. Derivative financial instruments

Risk of metal price fluctuations -

(a) Derivative contracts

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. In addition, during 2004, the subsidiary El Brocal maintained contracts of derivative instruments that qualified as cash flows hedges. As of June 2005, El Brocal no more maintains hedge contracts for metal prices's fluctuations.

The table below presents a summary of the commodity derivative contracts outstanding as of June 30, 2005:

Metal	Quantity (ounces)		Price ranges	Period
	_____________________________
	Minimal	Maximum	(US$/Oz)
Gold	322,500 (i)	370,000	345 to 358.89	July 2005 -July 2011
Silver	350,000 (ii)	1,700,000	5.85 to 6.15	July 2005 - August 2006

(i) Guaranteed with an average price of US$345.00 per ounce only and when gold price is above US$285.00 per ounce.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce).

In connection with the derivative instruments contracts maintained as of June 2005 and 2004, Buenaventura and El Brocal recorded the following:

- During the three-month and six-month periods ended June 30, 2005, Buenaventura recognized a loss of gain of S/4,380,000 and a gain of S/11,411,000 (gains of S/91,474,000 and S/53,574,000 for three-month and six-month periods ended June 30, 2004) due to the changes in fair value occurred during those periods, which is presented separately in the consolidated statements of income.

- During the six-month period ended June 30, 2004, El Brocal credited S/2,683,000, net of minority interest, to the equity account "cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during that period.

In addition, the liability presented in the consolidated balance sheets for S/41,254,000 and S/93,984,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of June 30, 2005 (S/70,927,000 and S/267,852,000 as current and non-current portions, respectively, as of December 31, 2004).

(b) Normal sale contracts of gold, zinc and silver

During 2005 and 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. Likewise, El Brocal made similar changes to their derivative contracts in order to qualify them as normal sale contracts. As of June 30, 2005, the settled values for these contracts amounted to S/104,884,000 and S/667,444,000, like current and non current liability, respectively, presented as "deferred revenue from sale of future production" in the consolidated balance sheets. Since this date, such amount will be credited to income as delivery of the committed ounces of gold occurs. (S/74,937,000 and S/568,772,000 like current and non current liability as of December 2004).

During the first semester of 2005, Buenaventura delivered 124,000 ounces of gold (89,000 ounces of gold for the six-month period ended June 30, 2004) as part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/23,603,000 and S/41,681,000, respectively three-month and six-month periods ended June 30, 2005 (S/17,939,000 and S/32,137,000 for the three-month and six-month periods ended June 30, 2004) in the caption "realized income from sale of future production" of the consolidated statements of income.

As of June 30, 2005 Buenaventura is committed to sell 2,139,000 ounces of gold at prices ranging from US$332 and US$451 per ounce until December 2012.

Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$3,203,000 at rates of S/ 3.589 per U.S. dollar, and stated maturities similar to time deposits, see note 3(c). During the six-month period ended June 30, 2005 this operation has generated a loss for approximately S/1,292,000 (approximately S/115,000 during the six-month period ended June 30, 2004), explained by a lower market exchange currency rate compared to the agreed exchange rate. The fair value of this contract as of June 30, 2005 amounts to S/1,081,000 (S/2,182,000 as of December 31, 2004) presented in the caption "other current liabilities" of the consolidated balance sheets.

15. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2004 and 2005 is presented below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	__________________________		__________________________
	2004	2005	2004	2005
	S/	S/	S/	S/

Income before cumulative effect of change in accounting basis	229,637,000	279,178,000	406,693,000	485,642,000
Cumulative effect of change in accounting basis, see note 6(h)	-	(10,416,000)	-	(10,416,000)
	_________	_________	_________	_________
Net income	229,637,000	268,762,000	406,693,000	475,226,000
	_________	_________	_________	_________

Shares (denominator)	127,236,219	127,236,219	127,236,219	127,236,219
	_________	_________	_________	_________
Basic and diluted earning per shares before cumulative effect of change in accounting basis	1.80	2.19	3.20	3.82
Cumulative effect of change in accounting basis to register the stripping costs	-	(0.08)	-	(0.08)
	_________	_________	_________	_________
Basic and diluted earnings per share	1.80	2.11	3.20	3.74
	_________	_________	_________	_________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2004 and 2005 is presented below:

	2004	2005

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282
Less - Treasury shares	(10,581,063)	(10,581,063)
	___________	___________

	127,236,219	127,236,219
	___________	___________

16. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three month and six-month periods ended June 30, 2004 and 2005 are as follows:

(a) Volumes sold:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	__________________________		__________________________
	2004	2005	2004	2005

Gold	85,669/Oz	95,078/Oz	153,886/Oz	177,306/Oz
Silver	3,957,056/Oz	3,520,705/Oz	7,405,529/Oz	6,770,734/Oz
Lead	6,992/TM	6,933/TM	14,472/TM	13,763/TM
Zinc	14,026/TM	11,266/TM	25,860/TM	23,802/TM

(b) Average sale prices:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	__________________________		__________________________
	2004	2005	2004	2005
	US$	US$	US$	US$

Gold	365.70/Oz	361.98/Oz	365.69/Oz	368.73/Oz
Silver	6.31/Oz	7.05/Oz	6.26/Oz	7.04/Oz
Lead	857.90/TM	993.39/TM	856.07/TM	988.65/TM
Zinc	1,046.63/TM	1,293.45/TM	1,037.58/TM	1,264.02/TM

17. Explanation added for English language translation

The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August, 2005